

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Charles T. Chrietzberg, Jr.
Chief Executive Officer and President
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, California 93940

Re: Northern California Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 0-27666

Dear Mr. Chrietzberg:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David Lyon
Senior Financial Analyst